UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 23, 2014

BioMarin Pharmaceutical Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26727	68-0397820
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

770 Lindaro

San Rafael, CA 94901

(Address of Principal Executive Offices, Including Zip Code)

(415) 506-6700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On November 24, 2014, BioMarin Pharmaceutical Inc. (“BioMarin” or the “Company”) and BioMarin Falcons B.V. (“Buyer”), BioMarin’s indirect wholly owned subsidiary, announced that they had entered into a definitive purchase agreement with Prosensa Holding N.V. (“Prosensa”), an innovative biotechnology company engaged in the discovery and development of ribonucleic acid-modulating, or RNA-modulating, therapeutics for the treatment of genetic disorders, under which Buyer agreed to, among other things, commence a tender offer to purchase all of the issued and outstanding ordinary shares of Prosensa (the “Offer”).

The press release announcing the agreement is attached as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

ADDITIONAL INFORMATION

The Offer described in this current report on Form 8-K and related exhibits has not yet commenced, and this current report on Form 8-K and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Prosensa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). Thereafter, Prosensa will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer to purchase ordinary shares of Prosensa will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS OF PROSENSA ARE URGED TO READ BOTH THE SCHEDULE TO (AND THE INCLUDED OFFER TO PURCHASE) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TERMS OF THE OFFER, THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

The tender offer statement will be filed with the SEC by the Company and Buyer, and the solicitation/recommendation statement will be filed with the SEC by Prosensa. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description

99.1	Press Release dated November 24, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOMARIN PHARMACEUTICAL INC.

Date: November 24, 2014	By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

No.	Description

99.1	Press Release dated November 24, 2014